

October 30, 2013

VIA E-Mail
Mr. R. Kirk Morgan
Chief Financial Officer
ICG Group, Inc.
555 E. Lancaster Avenue, Suite 640
Radnor, Pennsylvania 19087

> **Re:** **ICG Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 18, 2013**
> **File No. 001-16249**

Dear Mr. R. Kirk Morgan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Contractual Cash Obligations and Commercial Commitments, page 23

1.   It does not appear that your contractual obligations table includes interests on the related obligations. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2013 AND JUNE 30, 2013

General

2.   Please revise future periodic filings to include the required statements outlined within Rule 10-01(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief